Mail Stop 4561
Via fax (949) 754-8999

August 13, 2009

Douglas F. Garn
Chief Executive Officer
Quest Software, Inc.
5 Polaris Way
Aliso, CA 92656

> **Re:** **Quest Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 000-26937**

Dear Mr. Garn:

   We have reviewed your response letter dated July 16, 2009 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 1, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 10. Directors, Officers and Corporate Governance, page 56 (Incorporated by Reference from Definitive Proxy Statement Filed April 30, 2009)

Directors, page 6

1.   We note your response to prior comment 8, and are unable to concur with your conclusion that an amended Form 10-K is unnecessary. As soon as practicable, please file an amended Item 10 that, among other required information, includes the appropriate Item 401(f) disclosure concerning Mr. Smith.

Douglas F. Garn
Quest Software, Inc.
August 13, 2009
Page 2

Item 11. Executive Compensation, page 56 (Incorporated by Reference from Definitive
Proxy Statement Filed April 30, 2009)

Executive Compensation and Related Information, page 13

Compensation Discussion and Analysis, page 13

Performance-Based Variable Compensation, page 16

2.   We note your responses to prior comments 9, 10, and 13. In your response letter,
      please include a representation that in future filings you will include additional
      disclosure consistent with your responses, if applicable.

                              * * * * * * *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and your
response to our comments.

        You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any
questions regarding comments on the financial statements and related matters. Please
address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202)
551-3428 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further
assistance, you may contact me at (202) 551-3499.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief